                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 2)*
                                            --

                    Advanced Deposition Technologies, Inc.
    ----------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
    ----------------------------------------------------------------------
                        (Title of Class of Securities)

                                  007521 10 7
    ----------------------------------------------------------------------
                                (CUSIP Number)

                               February 14, 1998
    ----------------------------------------------------------------------
                 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 [   ]  Rule 13d-1(b)

                 [   ]  Rule 13d-1(c)

                 [ x ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 6 pages
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                                     13G
----------------------                                     --------------------
CUSIP NO. 007521 10 7                                        PAGE 2 OF 7 PAGES
----------------------                                     ---------------------


------------------------------------------------------------------------------
      NAME(S) OF REPORTING PERSON(S)
 1    S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

      Gordon E. Walters

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            60,000 shares (consists of 60,000 shares underlying
                          options exercisable within the next sixty (60) days).
      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          184,647 shares (consists of 184,647 shares of Common
     OWNED BY             Stock owned jointly by Mr. Walters and his wife.)
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             60,000 shares, (consists of 60,000 shares underlying
                          options exercisable within the next sixty (60) days).
      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          184,647 shares, (consists of 184,647 shares of Common
                          Stock owned jointly by Mr. Walters and his wife.)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9 244,647 shares, consisting of 60,000 shares underlying options exercisable within the next sixty (60) days owned directly by Mr. Walters, and 184,647 shares of Common Stock owned jointly by Mr. Walters and his wife.
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not applicable.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.7%

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      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                               *SEE INSTRUCTIONS


                               Page 2 of 6 pages
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Item 1(a)  Name of Issuer
           --------------

           Advanced Deposition Technologies, Inc.


Item 1(b)  Address of Issuer's Principal Executive Offices
           -----------------------------------------------

           580 Myles Standish Boulevard, Myles Standish Industrial Park, Taunton, MA 02780


Item 2(a)  Name of Person Filing
           ---------------------

           Gordon E. Walters


Item 2(b)  Address of Principal Business Office or, if none, Residence
           -----------------------------------------------------------

           37 Fort Hill Lane
           Duxbury, MA 02322

Item 2(c)  Citizenship
           -----------

           United States

Item 2(d)  Title of Class of Securities
           ----------------------------

           Common Stock


Item 2(e)  CUSIP Number
           ------------

           007521 10 7

Item 3.    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
           --------------------------------------------------------------------
           (c), check whether the person filing is a
           -----------------------------------------


      (a)  [ ]   Broker or dealer registered under Section 15 of the Act
                 (15 U.S.C. 78o).

      (b)  [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the Act
                 (15 U.S.C. 78c).




                               Page 3 of 6 pages
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      (d)  [ ]   Investment company registered under Section 8 of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-8).

      (e)  [ ]   An investment Adviser in accordance with
                 (S)240.13d-1(b)(1)(ii)(E).

      (f)  [ ]   An employee benefit plan or endowment fund in accordance with
                 (S)240.13d-1(b)(1)(ii)(F).

      (g)  [ ]   A parent holding company or control person in accordance with
                 (S)240.13d-1(b)(1)(ii)(G).

      (h)  [ ]   A savings associations as defined in Section 3(b) of the
                 Federal  Deposit Insurance Act (12 U.S.C. 1813).

      (i)  [ ]   A church plan that is excluded from definition of an investment company under section 3(c)(14) of the Investment Company Act of the 1940 (15 U.S.C. 80a-3).

      (j)  [ ]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)

Item 4.    Ownership
           ---------

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount Beneficially Owned:

           244,647 shares, consisting of 60,000 shares underlying options exercisable within the next sixty (60) days owned directly by Mr. Walters, and 184,647 shares of Common Stock owned jointly by Mr. Walters and his wife.

     (b)   Percent of Class:

           5.7%

     (c)   Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:

               60,000 shares (consists of 60,000 shares underlying options exercisable within the next sixty (60) days).




                               Page 4 of 6 pages
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          (ii)   shared power to vote or to direct the vote:

                 184,647, (consists of 184,647 shares of Common Stock owned jointly by Mr. Walters and his wife.)

          (iii)  sole power to dispose or to direct the disposition of:

                 60,000 shares (consists of 60,000 shares underlying options exercisable within the next sixty (60) days).

          (iv)   shared power to dispose or to direct the disposition of:

                 184,647, (consists of 184,647 shares of Common Stock owned jointly by Mr. Walters and his wife.)

Item 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]


Item 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

     Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company
          --------------------------------------------------------

     Not applicable.

Item 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------

     Not applicable.

Item 9.   Notice of Dissolution of Group
          ------------------------------

     Not applicable.

Item 10.  Certification
          -------------

     Not applicable.





                               Page 5 of 6 pages
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                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      September 28, 1998
                                                   -------------------------
                                                              (Date)

                                                     /s/ Gordon E. Walters
                                                   -------------------------
                                                           (Signature)


                                                       Gordon E. Walters
                                                   -------------------------
                                                       (Name and Title)